ANIMAS RESOURCES LTD. TSX-V: ANI
#410-325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392 •

May 7, 2009                                                           NR 09‐8

Animas renegotiates property agreements, sells Bacanuchi prospect, and reduces non essential land holding

Animas Resources Ltd. (TSX.V: ANI) (“Animas” or the “Company”) is pleased to report our continuing efforts to reduce costs and focus on the development and exploration activities in the Santa Teresa District.

Renegotiation of Lopez / Limon Agreement

Animas has signed an amendment to the option to purchase agreement with the owners of the Lopez-Limon concessions, which reduces the option payments for 2009 from US$400,000 to US$60,000 and extends the balance of payments to December 2011 by paying an additional US$150,000 in the final year.

Renegotiation of MetalQuest Minerals Inc. (“MetalQuest”) Agreement

The Company has re-negotiated the MetalQuest agreement in April 2009 to structure a more beneficial arrangement for the Company and its shareholders. US$ (in cash or in common shares at the option of the Company).

	US$ (in cash or in common shares at the option of the Company)	Shares
Immediately receiving the approval from the TSX Venture Exchange		254,454
January 31, 2010	$250,000	-
July 31, 2010	$250,000	-
January 31, 2011	$250,000	-
TOTAL	$750,000	254,454

In order to postpone the payments to MetalQuest, the Company will issue to MetalQuest 254,454 common shares upon receiving the approval from the TSX Venture Exchange.

In addition, subject to the TSX Venture Exchange’s approval, the future payments in 2010 and 2011 will also have a minimum price and a maximum price of $0.50 and $1.00, respectively, for the common shares issued if the Company chooses to pay in common shares.

Greg McKelvey, President of Animas, commented “I am pleased to see all of our partners showing their long term commitment to the district by allowing Animas to direct more money into exploration efforts in the district this year.  The Company will shortly release detailed drill, exploration, and development plans for the remainder of 2009 in conjunction with the NI 43-101 compliant geological report.”

Bacanuchi

The Company has sold its Bacanuchi property to a private company for reimbursement of the Company’s payment of the mining taxes in 2009. US$1 million will also be paid to Animas upon a feasibility being completed and a 5% NPI will be retained by Animas.

Reduction in land holding costs

The Company has also dropped non-essential land parcels along the western edge of the land holdings after field reviews suggested limited potential for extensions of gold mineralization known at Santa Gertrudis.  Dropping these non-essential land parcels saves the Company thousands of dollars each year that can be focused towards drilling expenditures.

Project generation, field mapping, and target identification are anticipated to be complete in the second quarter with a focused drilling program to follow.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 562 square kilometer land holding.  Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content.  The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

“Gregory E. McKelvey”

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Gregory E. McKelvey, President & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling programs, the availability of future financing for exploration and other plans, projections, estimates and expectations. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected